No Act P.E. 2/9/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008598

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Act: 1934
Section:
Rule: 14a-8 (COD(S))
Public
Availability: 2-12-16

Re: UnitedHealth Group, Inc.
Incoming letter dated February 9, 2016

Dear Mr. Gumbs:

This is in response to your letter dated February 9, 2016 concerning the shareholder proposal submitted to UnitedHealth by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: UnitedHealth Group, Inc.
Incoming letter dated February 9, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if UnitedHealth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
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850 Tenth Street, NW
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T +1 202 662 6000

February 9, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: UnitedHealth Group - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of UnitedHealth Group, Inc. a Delaware corporation (the "*Company*"), to request confirmation from the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "*Commission*") if the Company excludes the shareholder proposal described herein (the "*Shareholder Proposal*") submitted by John Chevedden (the "*Proponent*") from the proxy materials for its 2016 Annual Meeting of Shareholders. For the reasons set forth below, the Company intends to exclude the Shareholder Proposal from its proxy materials in reliance on Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "*Exchange Act*").

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the 2016 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Shareholder Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw pursuant to which any shareholder or group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy statement, so long as the shareholder or group holds at least 3% of the Company's outstanding common stock continuously for at least three years before submitting the nomination. Under the Shareholder Proposal, shareholders would be permitted to nominate up to 25% of the Board. A copy of the Shareholder Proposal is attached as Exhibit A hereto.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Company may exclude the Shareholder Proposal from the Company's 2016 proxy materials pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be omitted from a company's proxy materials if "the company has already substantially implemented the proposal." The Company notes that on February 9, 2016, its board of directors (the "*Board*") approved amendments to the Company's Bylaws consistent with the specifications outlined in the Proposal -- that is, the Bylaws provide that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the board representing not more than 20% of the Board (the "*Amended Bylaws*"). Because the Amended Bylaws implement the essential elements of the Shareholder Proposal, the Company has substantially implemented the Shareholder Proposal. Consequently, we hereby inform the Staff that the Company intends to exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(10) because the Amended Bylaws substantially implement the Shareholder Proposal

A. Rule 14a-8(i)(10) Background

The Amended Bylaws implement the essential elements of the Proposal by providing a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareholder-nominated director candidates representing not more than 20% of the Board.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (Jul. 7, 1976). Rule 14a-8(i)(10) does not require a company to implement every detail of a proposal in order for the proposal to be excluded. SEC Release No. 34-20091 (Aug. 16, 1983). In fact, until 1983 the SEC had taken the position that a company needed to implement every aspect of a proposal in order to exclude it under Rule 14a-8(i)(10). In 1982, the SEC proposed abandoning this position, noting:

> The staff has granted no-action requests pursuant to paragraph (c)(10) only in those circumstances where the action requested by the proposal already has been "fully" effected. As a result of this interpretation proponents have argued successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by

> the proposal because the proposal has not been "fully" effectuated. ... As a means of eliminating this problem, the Commission is considering revising its interpretation of paragraph (c)(10) to permit the omission of a proposal as moot if the issuer has "substantially" implemented the action requested by the proposal. While the subjectivity of such an interpretation of paragraph (c)(10) may raise further interpretive problems, the Commission believes that the current interpretation may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process.

SEC Release No. 34-19135; (Oct. 14, 1982). The SEC adopted this revised approach in 1983.

Based on its revised approach, the Staff has taken the position that a proposal has been "substantially implemented" and may be excluded as moot when a company can demonstrate that it already has taken actions to address the essential elements of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010)(proposal requesting report disclosing its policies and procedures for political contributions, excludable under Rule 14a-8(i)(10) based on Exelon's publicly-disclosed political spending report); *NetApp, Inc.* (Jun. 10, 2015) (proposal requesting elimination of supermajority voting provisions, excludable under Rule 14a-8(i)(10) based on the fact that the company had already eliminated all supermajority voting requirements from the company's bylaws). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the Company subscribe to the "Valdez Principles" excludable based on the fact that the company had already adopted policies, practices and procedures with respect to the environment that compared favorably to the Valdez Principles).

The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See, e.g., FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by the "Succession Planning and Management Development" section of FedEx's publicly disclosed Corporate Governance Guidelines); *Citigroup Inc.* (Jan. 19, 2010) (proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director substantially implemented by the fact that the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting publication of a sustainability report substantially implemented by the fact that the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization (ILO) human rights standard substantially implemented where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); and *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting a code of conduct for its overseas suppliers substantially implemented by existing company guidelines).

Further, we believe the Staff's decision with respect to the exclusion of a proxy access shareholder proposal in *General Electric Company* (Mar. 3, 2015) supports our view that the Amended Bylaws substantially implement the Proposal. In its no-action response, the Staff agreed with General Electric Company ("GE") that GE could exclude a proxy access proposal from its proxy materials on the basis that GE had adopted a proxy access bylaw that addressed the shareholder proposal's essential objectives. The shareholder proposal that was the subject of the *GE* letter sought a proxy access bylaw that would have allowed a shareholder or group of shareholders that collectively held at least 3% of GE's shares continuously for three years to nominate candidates representing up to 20% of GE's board and have such nominees listed with the board's nominees in GE's proxy statement. The Staff agreed with GE that its proxy access bylaw substantially implemented the shareholder proposal because GE's proxy access bylaw addressed the essential elements of the shareholder proposal. For example, as requested by the proposal, the GE bylaw provided that a group of shareholders who owned 3% or more of GE's common stock continuously for at least three years would have the right to include nominees representing up to 20% of GE's board in GE's proxy statement.

B. The Amended Bylaws Substantially Implement the Shareholder Proposal

The proxy access provisions in the Amended Bylaws substantially implement the Shareholder Proposal because the Amended Bylaws compare favorably to, and address the essential objective of the Shareholder Proposal: they provide a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card, two shareholder-nominated director candidates. In particular, the Amended Bylaws address each element of the Shareholder Proposal as follows:

- **Ownership Threshold and Holding Period:** The Shareholder Proposal would require that the Company adopt a proxy access right for shareholders who own (individually or as a group) 3% of the Company's outstanding common stock continuously for at least three years. Section 3.04(g) of the Amended Bylaws confers a proxy access right on shareholders (individually or acting as a group) who own 3% of the Company's outstanding common stock continuously for at least three years.

- **Treatment of Loaned Shares**: The Shareholder Proposal would require that the Company's proxy access bylaw count loaned shares towards the ownership threshold. Section 3.04(g) of the Amended Bylaws counts loaned shares toward the minimum ownership requirements of the Amended Bylaws so long as the loaned shares can be recalled within three business days, and are in fact recalled by the record date.

- **Proof of Ownership:** The Shareholder Proposal would require that a nominating shareholder provide written proof that the shareholder owns the shares required to qualify to use the proxy access procedures. Similarly, Section 3.04(i)(i)(A) of the Amended Bylaws requires that shareholders provide written proof they own the shares required to qualify to use the proxy access procedures.

- **Shares Acquired in the Ordinary Course of Business:** The Shareholder Proposal would require that any shareholder that attempts to use the proxy access procedure certify that the required shares were acquired in the ordinary course of business, not to change or influence control at the Company. Similarly, Section 3.04(i)(vi)(A) of the Amended Bylaws requires that any shareholder who attempts to use the proxy access procedure represent that the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

- **Written Notice:** The Shareholder Proposal would require that any shareholder utilizing proxy access procedures provide written notice of information required by the Company's Bylaws and the nominee's consent to being named in the proxy materials and to serving as director if elected. Similarly, Section 3.04(i)(iii) of the Amended Bylaws requires that any shareholder utilizing proxy access procedures provide written notice of information required by the Company's Bylaws and the nominee's consent to being named in the proxy materials and to serving as director if elected.

- **Statement in Support:** The Shareholder Proposal would allow a shareholder to include with its nominations a statement in support of their candidate, not to exceed 500 words. Section 3.04(j) of the Amended Bylaws similarly allows a shareholder to include with its nomination through the proxy access provision a statement in support of its candidate, not to exceed 500 words.

- **Assumption of Liability:** The Shareholder Proposal seeks to require that any shareholder that uses the proxy access procedures agree to assume any liability resulting from any legal or regulatory violation arising out of their communications with the Company's shareholders. Section 3.04(i)(vii)(A) of the Amended Bylaws similarly provides that any shareholder that uses the proxy access procedures must agree to assume any liability resulting from any legal or regulatory violation arising out of their communications with the Company's shareholders.

- **Priority Given to Multiple Nominations:** The Shareholder Proposal would require that the Company adopt procedures for prioritizing multiple candidates should the Company receive nominations in excess of the limit. Section 3.04(f) of the Amended Bylaws include a mechanism for prioritizing multiple candidates should the Company receive nominations in excess of the limit.

- **Group Nominations:** The Shareholder Proposal would allow an unrestricted number of shareholders to aggregate their shares in order to meet the 3% ownership threshold. Section 3.04(g) of the Amended Bylaws allows shareholders to aggregate their shares in order to meet the 3% ownership threshold. Although the Shareholder Proposal doesn't include a limitation on the number of shareholders that may aggregate their shares, the Shareholder Proposal and the Amended Bylaws are still similar in that they both allow shareholders to aggregate their shares in order to meet the minimum ownership requirements necessary to exercise the proposed proxy access right. It bears noting that the Amended Bylaws attempt to make it easier for institutional investors to rely on the Amended Bylaws by treating individual shareholders that are under common management and investment control as one shareholder.

- **Number of Proxy Access Nominees:** The Shareholder Proposal seeks to allow shareholders to include in the Company's proxy materials shareholder nominees representing up to 25% of the seats on the Board, or two candidates, whichever is greater. Section 3.04(e) of the Amended Bylaws allows shareholders to include nominees representing up to 20% of the seats on the Board. Although the limit on shareholder-nominated candidates differs slightly between the Shareholder Proposal and the Amended Bylaws, the difference is immaterial. The Board currently consists of ten directors, and consequently both the Shareholder Proposal and the Amended Bylaws would allow the nomination of up to two candidates through proxy access. Since 2011 the size of the Company Board has been either ten or eleven directors. As a result, if proxy access had been in place in the past five years, both the Shareholder Proposal and the Amended Bylaws would still have both only allowed the nomination of up to two candidates through proxy access.

Based on the foregoing, we believe that the Company should be able to exclude the Shareholder Proposal from its proxy materials in reliance on Rule 14a-8(i)(10). Like the Shareholder Proposal, the Amended Bylaws provide a method for a shareholder or group of shareholders to nominate directors to the Board who will be included in the Company's proxy materials. Moreover, as illustrated by the discussion above, the Amended Bylaws include the key features sought by the Shareholder Proposal.

We recognize that the Amended Bylaws differ from the Shareholder Proposal in certain respects, however these differences are not significant enough to preclude the Company from concluding that the Shareholder Proposal has been substantially implemented by the Amended Bylaws. That is because, as articulated by the SEC in 1983, Rule 14a-8(i)(10) does not require that a proposal be "fully" effectuated in order for a company to exclude the proposal as moot. Instead, as the Staff has held on hundreds of occasions, the Amended Bylaws provide a basis for excluding the Shareholder Proposal because they implement the Shareholder Proposal's essential objective: the adoption of a proxy access bylaw that allows shareholders holding 3% of the Company's shares for 3 years to nominate up to two directors to the Company's current board.

The Staff has granted no action relief under Rule 14a-8(i)(10) in several situations where the bylaws adopted by the company included additional requirements not contained in the proposal. *See, e.g., General Dynamics Corp.* (Feb. 6, 2009) (shareholder proposal seeking to give shareholders owning 10% of the company's stock the ability to call a special meeting, excludable under Rule 14a-8(i)(10) where the company adopted a bylaw amendment permitting one shareholder with 10% ownership or a group of shareholders with 25% ownership to call a special meeting); *Chevron Corp.* (Feb. 19, 2008) (shareholder proposal seeking to give shareholders owning 25% of the company's stock the ability to call a special meeting, excludable under Rule 14a-8(i)(10) where the company adopted a bylaw amendment to permit 25% shareholders to call special meetings—as requested in the proposal—but added that the chairman of the company's board of directors may decline to call a special meeting if an annual or special meeting with the same purpose was held in the previous 12 months).

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Shareholder Proposal from the proxy materials for its 2016 Annual Meeting in reliance on Rule 14a-8(i)(10). Please note that the Company expects to submit its proxy materials for printing no later than April 22, 2016; consequently, the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 662-5500 or Amy L. Schneider, Deputy General Counsel of the Company, at (952) 936-4986.

Sincerely,



Keir D. Gumbs

Enclosures

cc: Ms. Amy L. Schneider
Mr. John D. Chevedden

Exhibit A

Cover Letter, Shareholder Proposal and Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Dannette L. Smith
Corporate Secretary
UnitedHealth Group Inc. (UNH)
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343
PH: 952-936-1300
PH: 952 936 1316
FX: 952-936-3096

Dear Ms. Smith,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Amy L. Schneider <amy.l.schneider@uhg.com>
Deputy General Counsel
PH: 952.936.4986
FX: 952.936.1745
Susan Griffin Wendel <sue_griffin_wendel@uhg.com>

[UNH – Rule 14a-8 Proposal, December 13, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

BYLAWS
OF
UNITEDHEALTH GROUP INCORPORATED
A Delaware Corporation
(Effective as of February 9, 2016)

ARTICLE I
OFFICES, CORPORATE SEAL

Section 1.01. Registered Office. The address of the corporation's registered office in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, County of New Castle. The name of the corporation's registered agent at such address is The Corporation Trust Company.

Section 1.02. Other Offices. The corporation may have such other offices, within or without the State of Delaware, as the corporation shall, from time to time, determine.

Section 1.03. Corporate Seal. The corporation shall have no seal.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 2.01. Place and Time of Meetings. All meetings of the shareholders of the corporation shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors or stated in the notice of the meeting or duly executed waivers thereof. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held by means of remote communication as authorized by Section 211 of the Delaware General Corporation Law, as amended.

Section 2.02. Annual Meetings.

(a) An annual meeting of the shareholders shall be held once each year on such date as the Board of Directors shall by resolution establish and stated in the notice of the meeting.

(b) At the annual meeting of the shareholders, voting as provided in the Certificate of Incorporation and these Bylaws, the shareholders shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting and shall transact such other business as specified in the notice of meeting or may properly come before them. All matters shall be determined by a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter, provided that a quorum is present, except when a different vote is required by express provision of law, the Certificate of Incorporation or these Bylaws.

(c) Unless provided otherwise by a resolution adopted by the Board of Directors, the Chief Executive Officer shall, when present, act as the chair of all meetings of the shareholders. In the absence of the Chief Executive Officer, the Chair of the Board, or in his or her absence, the President shall act as chair of the meeting. The Secretary of the corporation or a person designated by the chair of the meeting shall act as secretary of the meeting. Unless otherwise approved by the chair of the meeting, attendance at the shareholders' meeting is restricted to shareholders of record, persons authorized in accordance with these Bylaws to act by proxy, and officers of the corporation. The chair of the meeting may (i) restrict attendance at any time to bona fide shareholders of record and their proxies and other persons in attendance at the invitation of the chair of the meeting or the Board of Directors, (ii) restrict use of audio or video recording devices at the meeting, and (iii) impose reasonable limits on the amount of time taken up at the meeting on discussion in general or on remarks by any one shareholder. Should any person in attendance become unruly or obstruct the meeting proceedings, the chair of the meeting shall have the power to have such person removed from the meeting. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in Section 2.11 and Section 3.03. The chair of the meeting, in addition to making any other determination that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the provisions of Section 2.11 and Section 3.03, and if the chair of the meeting should so determine that any proposed nomination or business is not in compliance with such sections, the chair of the meeting shall so declare to the meeting that such defective nomination or proposal shall be disregarded.

Section 2.03. Special Meetings.

(a) Special meetings of the shareholders may be held at any time and for any purpose and may be called by the Chief Executive Officer, the Chair of the Board, the Chief Financial Officer, any two directors or by a shareholder or shareholders holding twenty-five percent (25%) or more of the voting power of the shares entitled to vote on the matters to be presented at the meeting. The Board of Directors may designate that the special meeting is to be held solely by remote communication.

(b) The business transacted at a special meeting shall be limited to the purpose or purposes stated in the notice of the meeting. For a special meeting to be called by a shareholder, in addition to any other applicable requirements, the shareholder must give written notice in proper form of such shareholder's demand for a special meeting to the Chief Executive Officer or Chief Financial Officer of the corporation. To be in proper form, each such notice shall be in writing and shall set forth as to each matter the shareholder proposes to bring before the special meeting: (i) a complete description of the business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the name and address of the shareholder proposing such business and the name and address of any Associated Person (as defined below) of such shareholder, (iii) the class or series and number of shares of capital stock of the corporation which are held of record or beneficially owned (directly or indirectly) by, or represented by proxy in favor of, such shareholder or any Associated Person of such shareholder, as of the record date for the meeting (if such date shall then have been made publicly available), as of the date of the notice, and as of each of 60 days prior to the date of such notice and one year prior to the date of such notice, (iv) a description of any other direct or indirect positions, agreements or understandings to which such shareholder or any Associated Person of such shareholder is a party (including hedged positions, short positions, options, derivatives, convertible securities and any other stock appreciation, stock depreciation or voting interests) which provide the opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of the corporation (any of the foregoing, a "Derivative Position"), (v) a description of any proxy, contract, arrangement, understanding or relationship between such shareholder or any Associated Person of such shareholder and any other person or entity or combination thereof (including their names and addresses) in connection with the proposal of such business by such shareholder or pursuant to which such shareholder or any Associated Person of such shareholder has a right to vote any stock of the corporation, (vi) a description of any proportionate interest in the stock of the corporation or Derivative Positions with respect to the corporation held, directly or indirectly, by a general or limited partnership in which such shareholder or any Associated Person of such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in such a general partner, (vii) a representation that the shareholder is a holder of record or beneficial owner of shares of the corporation entitled to vote at the special meeting and intends to appear in person or by proxy at the meeting to propose the business specified in the notice, (viii) a description of any interest of the shareholder or any Associated Person of such shareholder in such business, including any anticipated benefit therefrom, (ix) such other information as would be required to be included in a proxy statement or other filings required to be filed with the Securities and Exchange Commission (the "SEC") if, with respect to any such item of business, such shareholder were a participant in a solicitation subject to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Rules"), and (x) a representation that the shareholder will update and supplement the notice to the Secretary to the Board of Directors of the corporation in writing, so that the notice is true and correct, in all material respects, as of the record date for the meeting (which update must be received by the Secretary to the Board of Directors not less than 5 business days after the record date). In addition, if any of the foregoing information changes in any material respect from the date the notice is received through the date of the meeting, the shareholder shall promptly supplement such information to reflect such change by notice in writing to the Secretary to the Board of Directors at the corporation's principal executive offices. Notwithstanding anything in these Bylaws to the contrary, no business shall be considered properly brought before a special meeting by a shareholder unless it is brought in accordance with the procedures set forth in this Section 2.03. In addition to the requirements of this Section 2.03, the nomination of a person for election as a director at a special meeting called for the purpose of electing directors must also be made in accordance with the procedures set forth in Section 3.03. The chair of the special meeting of the shareholders or the Secretary to the Board of Directors, may, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedures, and if such officer should so determine, such officer shall so declare to the meeting and that business shall be disregarded. If the chair of the special meeting of the shareholders or the Secretary to the Board of Directors determines that any business was not brought in accordance with the foregoing procedures, such business shall be void and shall be disregarded for all purposes.

(c) For purposes of this Section 2.03, Section 2.11 and Section 3.03, "Associated Person" of any shareholder shall mean (i) any nominee proposed by such shareholder to serve on the corporation's Board of Directors, (ii) any member of the immediate family of such shareholder or proposed nominee(s) sharing the same household with such shareholder or proposed nominee(s), (iii) any person controlling, controlled by, or under common control with, such shareholder or proposed nominee(s), (iv) any person acting in concert or as part of a group (within the meaning of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder) with such shareholder or proposed nominee(s), or (v) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such shareholder or proposed nominee(s).

Section 2.04. Quorum, Adjourned Meetings. The holders of a majority of the stock issued and outstanding and entitled to vote shall constitute a quorum for the transaction of business at any annual or special meeting. In case a quorum shall not be present at a meeting, those present shall, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. If the adjournment is for less than 30 days and if after the adjournment a new record date is not fixed for the adjourned meeting, a notice of the adjourned meeting shall not be given, except as required by resolution of the Board of Directors. If a quorum is present, a meeting may be adjourned from time to time without notice other than announcement at the meeting. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present, the shareholders may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. If the adjournment is for less than 30 days and if after the adjournment a new record date is not fixed for the adjourned meeting, a notice of the adjourned meeting shall not be given, except as required by resolution of the Board of Directors.

Section 2.05. Voting; Proxies. At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote either in person or by proxy, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary to the Board of Directors a revocation of the proxy or a new proxy bearing a later date. Each shareholder, unless the Certificate of Incorporation or statute provide otherwise, shall have one vote for each share having voting power registered in such shareholder's name on the books of the corporation. Jointly owned shares may be voted by any joint owner unless the corporation receives written notice from any one of them denying the authority of that person to vote those shares. All questions shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote on that item of business, except if otherwise required by statute, the Certificate of the Incorporation, or these Bylaws.

Section 2.06. Fixing the Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be less than 10 nor more than 60 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the shareholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of shareholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of shareholders entitled to vote therewith at the adjourned meeting.

Section 2.07. Notice of Meetings. There shall be mailed to each shareholder, shown by the books of the corporation to be a holder of record of voting shares, a notice setting out the place, if any, and the time of each annual and each special meeting, the means of remote communications, if any, by which shareholders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting (if such date is different from the record date for shareholders entitled to notice of the meeting). Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting. Every notice of any special meeting called pursuant to Section 2.03 hereof shall state the purpose or purposes for which the meeting has been called, and the business transacted at all special meetings shall be confined to the purpose stated in the notice. Notice may be given by means of mail, or if consented to by the shareholder in a manner that complies with applicable law, facsimile, electronic mail, electronic posting, or any other form of electronic communication to which the shareholder has consented.

Section 2.08. Waiver of Notice. Notice of any annual or special meeting may be waived by any shareholder either before, at or after such meeting by electronic transmission by the person entitled to notice, or in a writing signed by the person entitled to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any shareholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.09. Shareholder Action By Written Consent. Any action required or permitted to be taken by the shareholders of the corporation must be effected at a duly called annual or special meeting of the shareholders or may be effected by a consent in writing by shareholders as provided by, and subject to the limitations in, the Certificate of Incorporation.

Section 2.10. Inspectors at Meetings of Shareholders. The Board of Directors, in advance of any meeting of shareholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath
faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of

the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a shareholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of shareholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11. Shareholder Business to be Brought Before the Annual Meeting. For business to be properly brought before an annual meeting by a shareholder (other than the nomination of a person for election as a director, which is governed by Section 3.03, or a shareholder proposal to be included in the Company's proxy statement, which is governed by Rule 14a-8), a shareholder must, in addition to any other applicable requirements, provide written notice of any proposal to be submitted at an annual meeting. To be timely, such notice must be delivered to the Secretary to the Board of Directors so as to be received at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. In no event shall any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period for the giving of a shareholder's notice described above. To be in proper form, each such notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (a) a complete description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address of the shareholder proposing such business and the name and address of any Associated Person of such shareholder, (c) the class or series and number of all shares of capital stock of the corporation which are held of record or beneficially owned (directly or indirectly) by, or represented by proxy in favor of, such shareholder or any Associated Person of such shareholder, as of the record date for the meeting (if such date shall then have been made publicly available), as of the date of such notice, and as of each of 60 days prior to the date of such notice and one year prior to the date of such notice, (d) a description of any Derivative Positions to which such shareholder or any Associated Person of such shareholder is a party, (e) a description of any proxy, contract, arrangement, understanding or relationship between such shareholder or any Associated Person of such shareholder and any other person or entity or combination thereof (including their names and addresses) in connection with the proposal of such business by such shareholder or pursuant to which such shareholder or any Associated Person of such shareholder has a right to vote any stock of the corporation, (f) a description of any proportionate interest in the stock of the corporation or Derivative Positions with respect to the corporation held, directly or indirectly, by a general or limited partnership in which such shareholder or any Associated Person of such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in such a general partner, (g) a representation that the shareholder is a holder of record or beneficial owner of shares of the corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to propose such business, (h) a description of any interest of the shareholder or any Associated Person of such shareholder in such business, including any anticipated benefit therefrom, (i) such other information as would be required to be included in a proxy statement or other filings required to be filed with the SEC if, with respect to any such item of business, such shareholder were a participant in a solicitation subject to the Proxy Rules, and (j) a representation that the shareholder will update and supplement the notice to the Secretary to the Board of Directors of the corporation in writing, so that the notice is true and correct, in all material respects, as of the record date for the meeting (which update must be received by the Secretary to the Board of Directors not less than 5 business days after the record date). In addition, if any of the foregoing information changes in any material respect from the date the notice is received through the date of the meeting, the shareholder shall promptly supplement such information to reflect such change by notice in writing to the Secretary to the Board of Directors at the corporation's principal executive offices. In order to include information with respect to a shareholder proposal in the corporation's proxy statement and form of proxy for a shareholder's meeting, shareholders must provide notice as required by, and otherwise comply with the requirements of, the Proxy Rules in addition to the requirements of this Section 2.11. Notwithstanding anything in these Bylaws to the contrary (other than the nomination of a person for election as a director, which is governed by Section 3.03 of these Bylaws), no business shall be considered properly brought before an annual meeting by a shareholder unless it is brought in accordance with the procedures set forth in this Section 2.11. The chair of the meeting or the Secretary to the Board of Directors, may, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedures, and if such officer should so determine, such officer shall so declare to the meeting and that business shall be disregarded. If the chair of an annual meeting of the shareholders or the Secretary to the Board of Directors determines that any business was not brought in accordance with the foregoing procedures, such business shall be void and shall be disregarded for all purposes.

Section 2.12. Remote Communication. If authorized by the Board of Directors, and subject to such guidelines and procedures as the Board may adopt, shareholders and proxy holders not physically present at a meeting of shareholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy holder, (b) the corporation shall implement reasonable measures to provide such shareholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any shareholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

ARTICLE III
DIRECTORS

Section 3.01. General Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the corporation and do such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders or other person or persons.

Section 3.02. Number, Election and Term of Office. The Board of Directors shall consist of one or more members, and the number of directors may be increased or decreased from time to time by the affirmative vote of a majority of directors present at a duly held meeting at the time the action is taken or the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote on that item of business, considered for this purpose as one class. Except as otherwise provided by law or by these Bylaws, the directors of the corporation shall be elected at the Annual Meeting of Shareholders in each year, except as provided in Section 3.03. Each of the directors shall hold office until the expiration of his or her term, as specified herein, and until such director's successor shall have been elected and qualified, or until the earlier death, resignation, or disqualification of such director.

Section 3.03. Nomination of Director Candidates.

(a) Nomination of candidates for election to the Board of Directors of the corporation at any meeting of the shareholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a shareholder entitled to vote at such meeting only in accordance with the procedures set forth in this Section 3.03. In order to be eligible for election as a director, any director nominee must first be nominated in accordance with the provisions of these Bylaws. All such nominations, except those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary to the Board of Directors. To be timely, such notice must be delivered to the Secretary to the Board of Directors so as to be received at the principal executive offices of the corporation, in the case of an annual meeting, not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, or in the case of a special meeting called for the purpose of electing directors, such notice must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. In no event shall any adjournment or postponement of a meeting or the public disclosure thereof commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice to the Secretary to the Board of Directors shall set forth (x) the name, age, business address, residence address and the principal occupation or employment of each director nominee proposed in such notice, (y) the class or series and number of shares of capital stock of the corporation which are held of record or beneficially owned (directly or indirectly) by each such director nominee, and (z) such other information concerning each such director nominee as would be required to be included in a proxy statement or other filings required to be filed pursuant to the Proxy Rules. Such notice must also include a signed consent of each such director nominee to serve as a director of the corporation, if elected. Such shareholder's notice to the Secretary to the Board of Directors shall also include the following information as to the shareholder giving the notice and any Associated Person of such shareholder: (A) the name and address of the shareholder giving the notice and the name and address of any Associated Person of such shareholder , (B) the class or series and number of all shares of capital stock of the corporation which are held of record or beneficially owned directly or indirectly by, or represented by proxy in favor of, such shareholder or any Associated Person of such shareholder, as of the record date for the meeting (if such date shall then have been made publicly available), as of the date of such notice, and as of each of 60 days prior to the date of such notice and one year prior to the date of such notice, (C) a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the director nominee(s) specified in the notice, (D) a representation that the shareholder (and any party on whose behalf such shareholder is acting) is qualified at the time of giving such notice to have such individual serve as the nominee of such shareholder (and any party on whose behalf such shareholder is acting) if such director nominee is elected, accompanied by copies of any notifications or filings with, or orders or other actions by, any governmental authority which are required in order for such shareholder (and any party on whose behalf such shareholder is acting) to be so qualified, (E) a description of all arrangements or understandings between such shareholder or any Associated Person of such shareholder and each nominee and any other person, entity or combination thereof (naming such persons or entities) pursuant to which the nomination or nominations are to be made by such shareholder, (F) a description of any Derivative Positions to which such shareholder or any Associated Person of such shareholder is a party with respect to the stock of the corporation, (G) a description of any proxy, contract, arrangement, understanding or relationship between such shareholder or any Associated Person of such shareholder and any other person, entity or combination thereof (including their names and addresses) in connection with the nomination or nominations to be made by such shareholder or pursuant to which such shareholder or any Associated Person of such shareholder has a right to vote any stock of the corporation, (H) a description of any proportionate interest in stock of the corporation or Derivative Positions with respect to the corporation held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in such a general partner, (I) a representation whether the shareholder (and any party on whose behalf the shareholder is acting) intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from shareholders in support of the nomination, (J) such other information regarding such shareholder as would be required to be included in a proxy statement or other filings required to be filed with the SEC if, with respect to any such

nomination or nominations to be made by such shareholder, such shareholder were a participant in a solicitation subject to the Proxy Rules, and (K) a representation that the shareholder will update and supplement the notice to the Secretary to the Board of Directors in writing, so that the notice is true and correct, in all material respects, as of the record date for the meeting (which update must be received by the Secretary to the Board of Directors not later than 5 business days after the record date). In addition, if any of the foregoing information changes in any material respect from the date the notice is received through the date of the meeting, the shareholder shall promptly supplement such information to reflect such change
by notice in writing to the Secretary to the Board of Directors at the corporation's principal executive offices. The corporation may also require any proposed director nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed director nominee to serve as an independent director or "audit committee financial expert" under applicable law, securities exchange rule or regulation or any publicly-disclosed corporate governance guideline or committee charter of the corporation or that the corporation reasonably believes could be material to a reasonable shareholder's understanding of (1) the independence, or lack thereof, of such director nominee and (2) the qualifications of such director nominee to serve as a director of the corporation.

(b) Notwithstanding anything in these Bylaws to the contrary, no nomination shall be considered properly brought before a meeting by a shareholder unless it is brought in accordance with the procedures set forth in this Section 3.03. The chair of the meeting or the Secretary to the Board of Directors may, if the facts warrant, determine and declare to the meeting that a nomination was not properly brought before the meeting in accordance with the foregoing procedures, and if such officer should so determine, such officer shall so declare to the meeting and the defective nomination shall be disregarded. If the chair at a meeting of the shareholders or the Secretary of the Board of Directors determines that a director nomination was not made in accordance with the foregoing procedures, such nomination shall be void and shall be disregarded for all purposes.

Section 3.04 Proxy Access For Director Nominations.

(a) Whenever the Board of Directors solicits proxies with respect to an annual meeting of shareholders, the corporation shall include in its proxy statement the name, together with the Required Information (defined below), of any Shareholder Nominee (defined below) identified in a timely notice that satisfies this Section 3.04, delivered by one or more shareholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy, the ownership and other requirements of this Section 3.04 (such shareholder or shareholders, and any person on whose behalf they are acting, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice required by this Section 3.04 (the "Notice of Proxy Access Nomination") to have its nominee included in the corporation's proxy materials pursuant to this Section 3.04.

(b) To be timely, a Notice of Proxy Access Nomination must be delivered to the Secretary to the Board of Directors so as to be received at the principal executive offices of the corporation, in the case of an annual meeting, not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the anniversary date of the proxy statement for the immediately preceding annual meeting (the last day on which a Notice of Proxy Access Nomination may be delivered, the "Final Proxy Access Nomination Date"). In the event that the date of the regularly-scheduled annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the Eligible Shareholder must be so delivered not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of (x) the 120th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made to be timely. In the event that no annual meeting was held in the previous year, or in the case of a special meeting called for the purpose of electing directors, the Notice of Proxy Access Nomination must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. In no event shall any adjournment or postponement of a meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination as described above.

(c) For purposes of this Section 3.04, "Shareholder Nominee" shall mean a person properly nominated for director by a shareholder in accordance with this Section 3.04. The "Required Information" that the corporation will include in its proxy statement is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that, as determined by the corporation, would be required to be disclosed in a proxy statement or other filings required to be filed pursuant to the Proxy Rules, and (ii) if the Eligible Shareholder so elects, a Statement (defined below).

(d) The corporation shall not be required to include a Shareholder Nominee in its proxy materials for any meeting of shareholders for which (i) the Secretary receives a notice that the Eligible Shareholder has nominated a person for election to the Board of Directors pursuant to the notice requirements set forth in Section 3.03 and (ii) the Eligible Shareholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 3.04.

(e) The maximum number of Shareholder Nominees (the "Permitted Number") that must be included in the corporation's proxy materials pursuant to this Section 3.04 shall not exceed 20% of the number of directors currently serving on the Board as of the Final Proxy Access Nomination Date, or if such amount is not a whole number, the closest whole number below 20%. The following persons shall be considered Shareholder Nominees for purposes of determining when the maximum number of Shareholder Nominees provided for in this Section 3.04 has been reached: (1) any Shareholder Nominee that was submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 3.04 whom the Board decides to nominate as a Board Nominee, (2) any Shareholder Nominee whose nomination is subsequently withdrawn or becomes ineligible pursuant to this Section 3.04 and (3) any director who had been a Shareholder Nominee at any of the preceding three annual meetings and whose reelection at the upcoming annual meeting is being recommended by the Board. The Permitted Number shall be reduced by the number of director candidates for which the corporation shall have received one or more valid notices that a shareholder (other than an Eligible Shareholder) intends to nominate director candidates at such annual meeting of shareholders pursuant to Section 3.03; provided, further, that in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(f) In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 3.04 exceeds the Permitted Number, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the corporation's capital stock owned by each Eligible Shareholder as disclosed in the written notice of the nomination submitted to the corporation. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

(g) An Eligible Shareholder must have owned (as defined below) 3% or more of the corporation's outstanding capital stock continuously for at least three years (the "Required Shares") as of both the date the written notice of the nomination is delivered to or mailed and received by the corporation in accordance with this Section 3.04, and the record date for determining shareholders entitled to vote at the meeting. For purposes of satisfying the foregoing ownership requirement under this Section 3.04, the shares of common stock owned by one or more shareholders, or by the person or persons who own shares of the corporation's common stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20. The corporation would consider a group of funds under common management and investment control as one shareholder or person for this purpose. With respect to any one particular annual meeting, no person may be a member of more than one group of persons constituting an Eligible Shareholder under this Section 3.04.

(h) For purposes of this Section 3.04, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the corporation's capital stock as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such Eligible Shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Shareholder or any of its affiliates for any purposes or purchased by such Eligible Shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. An Eligible Shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three business days' notice and has recalled such loaned shares as of the record date for the determination of shareholders entitled to vote at the meeting and through the date of the annual meeting; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. Whether outstanding shares of the corporation's capital stock are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its shareholders. For purposes of this Section 3.04, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act of 1934, as amended. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(i) The Eligible Shareholder (including each member of a group of persons that is an Eligible Shareholder hereunder) must provide, with its timely notice of nomination, the following information in writing to the secretary: (in addition to the information required to be provided by Section

3.03): (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the corporation, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, as well as the Eligible Shareholder's agreement to provide: (A) within five business days after the record date for the meeting, written statements from the record holder and any intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, and (B) immediate notice if the Eligible Shareholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of shareholders; (ii) documentation satisfactory to the corporation demonstrating that a group of funds treated as one shareholder for purposes of this Section 3.04 are under common management and investment control; (iii) the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serve as a director, if elected, (iv) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act of 1934, as amended, and as may be amended, (v) in the case of a nomination by a group of shareholders that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and all matters related thereto, including withdrawal of the nomination; (vi) representations that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder hereunder): (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 3.04, (C) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act of 1934, as amended, in support of the election of any individual as a director at the meeting other than its Shareholder Nominee or a Board Nominee, (D) will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the corporation, (E) intends to continue to own the Required Shares through the date of the meeting, (F) will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, (G) is not and will not become party to (y) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") or (z) any Voting Commitment that could limit or interfere with such Shareholder Nominee's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law, (H) is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, and (I) intends to continue to own the Required Shares through the date of the shareholder meeting, and (vii) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the corporation's shareholders or out of the information that the Eligible Shareholder provided to the corporation, (B) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 3.04, (C) file with the SEC all soliciting and other materials required under Rule 14a-6 under the Exchange Act of 1934 and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting. The inspector of elections shall not give effect to the Eligible

Shareholder's votes with respect to the election of directors if the Eligible Shareholder does not comply with each of the representations in clause (vi) above.

(j) The Eligible Shareholder may include with its timely notice of nomination a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Shareholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 3.04, the corporation may omit from its proxy materials any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(k) Within the time period specified in this Section 3.04 for providing a Notice of Proxy Access Nomination, a Shareholder Nominee must deliver to the Secretary: (A) disclosure indicating how the Shareholder Nominee would be represented and qualified on the Board of Directors skills matrix chart as in effect at that time and (B) a written representation and agreement that such Shareholder Nominee: (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a director, will act or vote on any issue or question, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his or her candidacy for the Board or his or her service or action as a director, and (iii) will comply with applicable law and listing standards, all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors. At the request of the corporation, the Shareholder Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may also require any Shareholder Nominee to furnish such other information as may reasonably be required by the corporation as necessary to permit the Board of Directors to determine whether each Shareholder Nominee (A) is independent under applicable law, applicable listing standards, any applicable rules or regulations of the SEC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"); (B) such Shareholder Nominee has any direct or indirect relationship with the corporation other than those relationships that have been deemed categorically immaterial pursuant to the corporation's Corporate Governance Guidelines, and (C) such Shareholder Nominee is or has been subject to (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act") or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act. If the Board of Directors determines that the Shareholder Nominee is not independent under the UnitedHealth Group Standards for Director Independence, the Shareholder Nominee will not be eligible for inclusion in the corporation's proxy materials. The corporation may also require any Shareholder Nominee to furnish such other information as may reasonably be required by the corporation that the corporation reasonably believes could be material to a reasonable shareholder's understanding of (1) the independence, or lack thereof, of such Shareholder Nominee and (2) the qualifications or eligibility of such Shareholder Nominee to serve as a director of the corporation.

(l) In the event that any information or communications provided by the Eligible Shareholder or Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(m) The corporation shall not be required to include, pursuant to this Section 3.04, a Shareholder Nominee in its proxy materials (or, if the proxy statement has already been filed, to allow the nomination of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the corporation) (i) for any meeting for which the Secretary receives a notice that the Eligible Shareholder or any other shareholder has nominated a Shareholder Nominee for election to the Board of Directors pursuant to the requirements of Section 3.03 and does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 3.04, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has nominated for election to the Board of Directors at the annual meeting any person pursuant to Section 3.03, or has or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act of 1934, as amended, in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a Board Nominee, (iii) if the Shareholder Nominee is or becomes a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation, or is receiving or will receive any such compensation or other payment from any person or entity other than the corporation, in each case in connection with service as a director of the corporation, (iv) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (v) whose election as a member of the Board of Directors would cause the corporation to be in violation of these By-Laws, the corporation's Certificate of Incorporation, the listing standards of the principal exchange upon which the corporation's capital stock is traded, or any applicable state or federal law, rule or regulation, (vi) who is or has been, within the past five years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) whose then-current or within the preceding ten (10) years' business or personal interests place such Shareholder Nominee in a conflict of interest with the corporation or any of its subsidiaries that would cause such Shareholder Nominee to violate any fiduciary duties of directors established pursuant to the DGCL, including but not limited to, the duty of loyalty and duty of care, as determined by the Board of Directors; (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding, (ix) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (x) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors, or (xi) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to Section 3.03 or this Section 3.04.

(n) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements, representations, undertakings and/or obligations under Section 3.03 or this Section 3.04, as determined by the Board of Directors or the person presiding at the meeting, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 3.04.

(o) The Eligible Shareholder (including any person who owns shares that constitute part of the Eligible Shareholder's ownership for purposes of satisfying Section 3.04) shall file with the SEC any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under the Proxy Rules or whether any exemption from filing is available for such solicitation or other communication under the Proxy Rules.

(p) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting, or (ii) does not receive a vote equal to at least 25% of shares present in person or represented by proxy at the annual meeting and entitled to vote on the Shareholder Nominee's election, shall be ineligible to be a Shareholder Nominee pursuant to this Section 3.04 for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election.

The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 3.04 and to make any and all determinations necessary or advisable to apply this Section 3.04 to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Shareholder; (ii) whether outstanding shares of the corporation's capital stock are "owned" for purposes of meeting the ownership requirements of this Section 3.04; (iii) whether a notice complies with the requirements of this Section 3.04; (iv) whether a person satisfies the qualifications and requirements to be a Shareholder Nominee; (v) whether inclusion of the Required Information in the corporation's proxy statement is consistent with all applicable laws, rules, regulations and listing standards; and (vi) whether any and all requirements of Section 3.03 and 3.04 have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the corporation and all record or beneficial owners of stock of the corporation.

Section 3.05. Chair of the Board; Lead Independent Director.

(a) The Board of Directors may elect a director the Chair of the Board, who shall not be deemed an officer of the corporation as a result of such title. The Chair of the Board, if one is elected, shall preside at all meetings of the directors and shall have such other duties as may be prescribed, from time to time, by the Board of Directors.

(b) If the Chair of the Board does not qualify as an independent director, as defined in the corporation's Standards for Director Independence, the independent directors of the Board shall appoint an independent director to serve as Lead Independent Director. The Lead Independent Director shall be appointed by a majority vote of the independent directors. Any Lead Independent Director so appointed shall serve for a term ending (a) one year from the date of his or her appointment, (b) upon his or her earlier death, resignation, removal or disqualification as an independent director or (c) upon a determination by the Board that the Chair is an independent director. The Lead Independent Director may be removed as Lead Independent Director at any time with or without cause by a majority of the independent directors. The Lead Independent Director, if one is appointed, shall have such duties as may be prescribed, from time to time, by the Board of Directors.

Section 3.06. Board Meetings. Meetings of the Board of Directors may be held from time to time at such time and place within or without the State of Delaware or solely by remote communication as may be designated in the notice of such meeting.

Section 3.07. Calling Meetings; Notice. Meetings of the Board of Directors may be called by the Chair of the Board by giving at least twenty- four hours' notice, or by any other director by giving at least five days' notice, of the date, time and place or information regarding remote communication, if applicable, to each director in person or by mail, telephone, facsimile, electronic mail, electronic posting, or any other form of electronic communication.

Section 3.08. Waiver of Notice. Notice of any meeting of the Board of Directors may be waived by any director either before, at, or after such meeting orally or in a writing signed by such director. A director, by his or her attendance at any meeting of the Board of Directors, shall be deemed to have waived notice of such meeting, except where the director attends a meeting for the express purpose of objecting, at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

Section 3.09. Quorum, Required Vote, Adjourned Meetings. A majority of the directors holding office immediately prior to a meeting of the Board of Directors shall constitute a quorum for the transaction of business at such meeting. The act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board of Directors or committee, as the case may be, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors or committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. In the event that the Board of Directors or committee is composed of an even number of persons, a majority means one-half of the number of such persons plus one.

Section 3.10. Absent Directors. A director may give advance written or electronic consent or opposition to a proposal to be acted on at a meeting of the Board of Directors. If such director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 3.11. Remote Communication. Any or all directors may participate in any meeting of the Board of Directors, or of any duly constituted committee thereof, by means of telephone conference or, if authorized by the Board of Directors, by such other means of remote communication through which the directors may simultaneously participate with each other during such meeting. For the purposes of establishing a quorum and taking any action at the meeting, such directors participating pursuant to this Section 3.11 shall be deemed present in person at the meeting.

Section 3.12. Vacancies: Newly Created Directorships. Vacancies in the Board of Directors of the corporation occurring by reason of death, resignation, removal or disqualification shall be filled for the unexpired term by a majority of the remaining directors of the Board although less than a quorum or the remaining sole director; newly created directorships resulting from an increase in the authorized number of directors by action of the Board of Directors as permitted by Section 3.02 may be filled by the affirmative vote of a majority of directors present at a duly held meeting at the time the action is taken. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 3.13. Removal. Any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as may be provided by statute or the Certificate of Incorporation.

Section 3.14. Committees.

(a) A resolution approved by the affirmative vote of a majority of the Board of Directors may establish committees having the authority of the Board in the management of the business of the corporation to the extent provided in the resolution. A committee shall consist of one or more directors, appointed by affirmative vote of a majority of the directors present. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Committees are subject to the direction and control of the Board of Directors, except for special litigation committees, and vacancies in the membership thereof shall be filled by the Board of Directors.

(b) A majority of the members of the committee present at a meeting is a quorum for the transaction of business, unless a larger or smaller proportion or number is provided in a resolution approved by the affirmative vote of a majority of directors present.

(c) Unless otherwise provided in the Certificate of Incorporation or the resolution of the Board of Directors establishing the committee, a committee may create one or more subcommittees, each consisting of one or more members of the committee, and may delegate to a subcommittee any or all of the authority of the committee.

Section 3.15. Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.16. Compensation. Directors who are not salaried officers of the corporation shall receive such fixed sum per meeting attended or such fixed annual sum as shall be determined, from time to time, by resolution of the Board of Directors. The Board of Directors may, by resolution, provide that all directors shall receive their expenses, if any, of attendance at meetings of the Board of Directors or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving proper compensation therefor.

Section 3.17. Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Chief Executive Officer of the corporation or to the Secretary to the Board of Directors. Such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

ARTICLE IV
OFFICERS

Section 4.01. Number and Designation. The corporation shall have one or more natural persons exercising the functions of the offices of Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary. The Board of Directors may elect or appoint such other officers or agents as it deems necessary for the operation and management of the corporation, with such powers, rights, duties, and responsibilities as may be determined by the Board of Directors, including, without limitation, one or more Vice Presidents and such assistant officers or other officers as may from time to time be elected or appointed by the Board of Directors. Each such officer shall have the powers, rights, duties and responsibilities set forth in these Bylaws unless otherwise determined by the Board of Directors.

Section 4.02. Chief Executive Officer. Unless provided otherwise by a resolution adopted by the Board of Directors, the Chief Executive Officer: (a) shall have general active management of the business of the corporation; (b) shall, when present, preside at all meetings of the shareholders; (c) shall see that all orders and resolutions of the Board of Directors are carried into effect; (d) shall sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by these Bylaws or the Board of Directors to some other officer or agent of the corporation; and (e) shall perform such other duties as from time to time may be assigned by the Board of Directors.

Section 4.03. Chief Financial Officer. Unless provided otherwise by a resolution adopted by the Board of Directors, the Chief Financial Officer: (a) shall cause to be kept accurate financial records for the corporation, (b) shall cause to be deposited all monies, drafts, and checks in the name of and to the credit of the corporation in such banks and depositories as the Board of Directors shall designate from time to time, (c) shall cause to be endorsed for deposit all notes, checks and drafts received by the corporation as ordered by the Board of Directors, making proper vouchers therefor, (d) shall cause to be disbursed corporate funds and shall cause to be issued checks and drafts in the name of the corporation, as ordered by the Board of Directors, (e) shall render to the Chief Executive Officer and the Board of Directors, whenever requested, an account of all the transactions as Chief Financial Officer and of the financial condition of the corporation, and (f) shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer from time to time.

Section 4.04. President. Unless otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the corporation. If an officer other than the President is designated Chief Executive Officer, the President shall perform such duties as may from time to time be assigned by the Board of Directors.

Section 4.05. Vice President. Each Vice President shall perform such duties as may be prescribed from time to time by these Bylaws or by the Board of Directors.

Section 4.06. Secretary. Unless provided otherwise by a resolution adopted by the Board of Directors, the Secretary: (a) shall attend all meetings of the shareholders and Board of Directors, and shall record all the proceedings of such meetings in the minute book of the corporation, (b) shall give proper notice of meetings of shareholders and Board of Directors and other notices required by law or these Bylaws, and (c) shall perform such other duties as from time to time may be assigned by the Board of Directors.

Section 4.07. Treasurer. The Treasurer shall perform such duties as may from time to time be assigned by the Chief Financial Officer or by the Board of Directors.

Section 4.08. Authority and Duties. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be determined from time to time by the Board of Directors. Unless prohibited by a resolution of the Board of Directors, an officer elected or appointed by the Board of Directors may, without specific approval of the Board of Directors, delegate some or all of the duties and powers of an office to other persons.

Section 4.09. Removal and Vacancies. The Board of Directors may remove any officer from office at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the directors present. Such removal, however, shall be without prejudice to the contract rights of the person so removed. A vacancy in an office of the corporation by reason of death, resignation, removal, disqualification, or otherwise may, or in the case of a vacancy in the office of the Chief Executive Officer or Chief Financial Officer shall, be filled for the unexpired term by the Board of Directors.

ARTICLE V
SHARES AND THEIR TRANSFER

Section 5.01. Certificates for Shares. The corporation may issue stock either in certificated or uncertificated form. If shares are issued in uncertificated form, each shareholder shall be entitled upon written request to a stock certificate or certificates, representing and certifying the number and kind of full shares held, signed as provided in this Section 5.01. Certificates for shares of stock shall be in such form as the Board of Directors may from time to time prescribe. The certificates for such shares shall be numbered in the order in which they shall be issued and shall be signed, in the name of the corporation, by the Chair or Vice Chair of the Board of Directors, the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any of the signatures on the certificate may be a facsimile. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02. Issuance of Shares. The Board of Directors is authorized to cause to be issued shares of the corporation up to the full amount authorized by the Certificate of Incorporation in such manner, for such consideration and on such terms as may be determined by the Board of Directors and as may be permitted by law.

Section 5.03. Transfer of Stock. The shares of stock of the corporation shall be transferable on the books of the corporation in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the corporation by the holder of record thereof in person or by his or her attorney lawfully constituted in writing upon surrender for cancellation of a certificate or certificates for the same number of shares, or other evidence of ownership if no certificates shall have been issued, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the validity of the signature as the corporation or its agents may reasonably require. No transfer of stock shall be valid as against the corporation for any purpose until it shall have been entered in the stock records of the corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the corporation, the corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.04. Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.05. Loss of Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
DIVIDENDS, RECORD DATE

Section 6.01. Dividends. Subject to the provisions of the Certificate of Incorporation, of these Bylaws, and of law, the Board of Directors may declare dividends whenever, and in such amounts as, in its opinion, are deemed advisable.

Section 6.02. Record Date. Subject to any provisions of the Certificate of Incorporation, the Board of Directors may fix a date not exceeding 60 days preceding the date fixed for the payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, as the record date for the determination of the shareholders entitled to receive payment of the dividend and, in such case, only shareholders of record on the date so fixed shall be entitled to receive payment of such dividend or distribution notwithstanding any transfer of shares on the books of the corporation after the record date. If no record date is fixed, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution authorizing the payment of such dividend or distribution.

ARTICLE VII
BOOKS AND RECORDS, FISCAL YEAR

Section 7.01. Share Register. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 7.02. Fiscal Year. The fiscal year of the corporation shall be determined by the Board of Directors.

ARTICLE VIII
INDEMNIFICATION OF CERTAIN PERSONS

Section 8.01. Indemnification. The corporation shall indemnify, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such proceeding) or advancement of expenses not paid in full, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the corporation. Any amendment, repeal or modification of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 8.02. Right to Advancement of Expenses. The right to indemnification conferred in this Article shall include the right to be paid by the corporation the expenses incurred in defending any Proceeding for which such right to indemnification is applicable in advance of its final disposition (an "Advancement of Expenses"); provided, however, that an Advancement of Expenses incurred by or on behalf of an Indemnitee shall be made only upon delivery to the corporation of an undertaking (hereinafter an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

ARTICLE IX
AMENDMENTS

Section 9.01. These Bylaws may be amended or altered by the affirmative vote of a majority of directors present at a duly held meeting provided that notice of such proposed amendment shall have been given in the notice given to the directors of such meeting. Such authority in the Board of Directors is subject to the power of the shareholders to change or repeal such Bylaws by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at any annual or special meeting of shareholders called for such purpose, and the Board of Directors shall not make or alter any Bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board of Directors, or fixing the number of directors or their classifications, qualifications, or terms of office, except that the Board of Directors may adopt or amend any Bylaw to increase their number.

ARTICLE X
SECURITIES OF OTHER CORPORATIONS

Section 10.01. Voting Securities Held by the Corporation. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the corporation (a) to attend any meeting of security holders of other corporations in which the corporation may hold securities and to vote such securities on behalf of the corporation, (b) to execute any proxy for such meeting on behalf of the corporation, or (c) to execute a written action in lieu of a meeting of such other corporation on behalf of the corporation. At such meeting, the Chief Executive Officer shall possess and may exercise any and all rights and powers incident to the ownership of such securities that the corporation possesses. The Board of Directors or the Chief Executive Officer may, from time to time, grant such power and authority to one or more other persons.

Section 10.02. Purchase and Sale of Securities. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the corporation to purchase, sell, transfer or encumber any and all securities of any other corporation owned by the corporation, and may execute and deliver such documents as may be necessary to effectuate such purchase, sale, transfer or encumbrance. The Board of Directors or the Chief Executive Officer may, from time to time, confer like powers upon any other person or persons.